Exhibit (e)(1)
EXCERPTS FROM DEFINITIVE PROXY STATEMENT DATED MARCH 31, 2006
(FILED WITH THE SEC ON MARCH 31, 2006)
RELATING TO THE 2006 ANNUAL MEETING OF
SHAREHOLDERS OF APPLICA INCORPORATED
STOCK OWNERSHIP
     The following table shows the number of shares of Applica common stock beneficially owned by:
•	our directors;

•	the executive officers named in the Summary Compensation Table on page 14, except Michael J. Michienzi who resigned in December 2005; and

•	all of the directors and executive officers of Applica as a group.
All information is as of the record date. Unless otherwise indicated, each person has sole voting and investment power with respect to all such shares. The address of each of the beneficial owners identified below is c/o Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027-2467. David J. Coles, Applica’s interim Chief Operating Officer, is an employee of Alvarez & Marsal, a professional service firm, and is not included in the following table. Mr. Coles does not own any shares of common stock of Applica.

	Amount and Nature of
	Common Stock
	Beneficially Owned (1)
Directors and Executive Officers	No. of Shares		Percent
Susan J. Ganz	93,300	(2)	*

Leonard Glazer	14,552	(3)	*

Ware H. Grove	5,000	(4)	*

Brian Guptill	57,334	(5)	*

J. Maurice Hopkins	20,000	(6)	*

Thomas J. Kane	31,269	(7)	*

Christopher B. Madison	2,328,200	(8)	9.6%

Terry Polistina	131,472	(9)	*

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	Amount and Nature of
	Common Stock
	Beneficially Owned (1)
Directors and Executive Officers	No. of Shares		Percent
Jerald I. Rosen	52,416	(10)	*

Harry D. Schulman	416,407	(11)	1.7%

Paul K. Sugrue	9,660	(12)	*

All directors and executive officers as a group (11 persons)	3,161,610		12.9%

*	Less than 1%.

(1)	Includes options to acquire shares that are exercisable within 60 days of the record date.

(2)	Includes options to purchase 13,500 shares of common stock and 79,500 shares owned by a corporation. Does not include options to purchase 1,500 shares of common stock exercisable in June 2006.

(3)	Includes options to purchase 12,000 shares of common stock. Does not include options to purchase 1,500 shares of common stock exercisable in June 2006.

(4)	Does not include options to purchase 1,500 shares of common stock exercisable in June 2006.

(5)	Includes options to purchase 31,334 shares of common stock. Does not include options to purchase 9,833 shares exercisable in August and September 2006 or options to purchase 8,333 shares of common stock exercisable in September 2007.

(6)	Includes options to purchase 9,000 shares of common stock. Does not include options to purchase 1,500 shares of common stock exercisable in June 2006.

(7)	Includes options to purchase 13,500 shares of common stock. Does not include options to purchase 1,500 shares of common stock exercisable in June 2006.

(8)	These shares are held by a fund managed by Mast Capital Management, LLC, of which Mr. Madison is a manager.

(9)	Includes 25,338 shares of common stock held in a 401(k) plan and options to purchase 83,334 shares of common stock. Does not include options to purchase 33,333 shares of common stock exercisable in September 2006 or options to purchase 33,333 shares of common stock exercisable in September 2007.

(10)	Includes options to purchase 15,000 shares of common stock and 1,565 shares of common stock owned by Mr. Rosen’s wife. Does not include options to purchase 1,500 shares of common stock exercisable in June 2006.

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(11)	Includes options to purchase 219,667 shares of common stock and 34,856 shares of common stock held in a 401(k) plan. Does not include options to purchase 166,666 shares of common stock exercisable in October 2006 and options to purchase 166,667 shares of common stock exercisable in October 2007.

(12)	Includes options to purchase 7,500 shares of common stock. Does not include options to purchase 1,500 shares of common stock exercisable in June 2006.
Who are the other large owners of Applica’s stock?
     Except as set forth below, we know of no single person or group that is the beneficial owner of more than 5% of Applica’s common stock.

	Amount and Nature of
	Common Stock
	Beneficially Owned
Name and Address of 5% Beneficial Owners	No. of Shares		Percent
Mast Capital Management, LLC Mast Credit Opportunities I Master Fund, Ltd 535 Boylston Street, Suite 1101 Boston, Massachusetts 02116	2,328,200	(1)	9.6%

Harbinger Capital Partners Master Fund I, Ltd.(2) Harbinger Capital Partners Offshore Manager, L.L.C. Harbinger Management Corporation One Riverchase Parkway South Birmingham, Alabama 35244	2,154,600	(2)	8.9%

Dimensional Fund Advisors Inc 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	2,082,872	(3)	8.6%

Ourimbah Investments Limited 9/F., Yue Thai Commercial Bldg. 128 Connaught Road Central, Hong Kong	1,739,000	(4)	7.2%

Weiss, Peck & Greer Investments a division of Robeco USA, L.L.C. 909 Third Avenue, 32nd Floor New York, New York 10022	1,375,640	(5)	5.7%

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(1)	As reported in the shareholder’s Schedule 13G/A filed with the SEC on February 13, 2006.

(2)	As reported in the shareholder’s Schedule 13G filed with the SEC on March 13, 2006. Also included in such reporting group are HMC Investors, L.L.C., Philip Falcone, Raymond J. Harbert and Michael D. Luce.

(3)	As reported in the shareholder’s Schedule 13G filed with the SEC on February 6, 2006.

(4)	As reported by the shareholder to Applica.

(5)	As reported in the shareholder’s Schedule 13G filed with the SEC on February 15, 2006.
Section 16(a) Beneficial Ownership Reporting Compliance
     Section 16(a) of the Securities Exchange Act of 1934 requires Applica’s directors and executive officers and persons who own more than 10% of the outstanding common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Applica common stock. Such persons are required by SEC regulation to furnish Applica with copies of all such reports they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and verbal confirmations that no other reports were required, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners have been met, except for one initial report of ownership on Form 3 relating to the reporting of Mr. Brian Guptill as an executive officer of Applica.
How are directors compensated?
     Base Compensation. Applica pays a retainer to directors of $4,000 per month for service on the Board of Directors. We also pay a fee of $1,500 for each Board of Directors’ meeting attended, as well as each continuing director education seminar attended. Jerald Rosen, who serves as the presiding director, receives a monthly retainer of $8,000 and a meeting fee of $2,500. Salaried employees of Applica do not receive any additional cash compensation for serving as a director or committee member.
     Committee Meetings. Applica pays a fee of $1,250 to committee members for each committee meeting attended and a fee of $1,750 to the chairman of the committee. Members of the Audit Committee, however, receive a fee of $1,500 per meeting and the Chairman of the Audit Committee receives a fee of $2,000 per meeting.
     Stock Options. On June 1, 2005, each non-employee director of Applica received options to acquire 1,500 shares of common stock at a price of $2.86 per share, the fair market value of the common stock on such date. Applica intends to grant its non-employee directors options to acquire 1,500 shares of common stock on June 1st of this year.

(e)(1)-4

EXECUTIVE COMPENSATION
     Summary Compensation Table. The following table sets forth the aggregate compensation paid during 2005, 2004 and 2003 to our President and Chief Executive Officer (the “CEO”) and three other executive officers. The CEO and such executive officers are sometimes referred to herein as the “Named Executive Officers.” David J. Coles, Applica’s interim Chief Operating Officer, is an employee of Alvarez & Marsal, a professional service firm, and is not compensated by Applica. Therefore, he is not considered a Named Executive Officer.

						Long-Term
	Annual Compensation					Compensation
						Awards
						Securities
						Underlying
Name and Principal			Other Annual	Options/SARs		All Other
Position	Year	Salary ($)	Bonus ($)	Compensation ($)		(#)(1)	Compensation ($)
Harry D. Schulman	2005	$700,024	$—	$37,931	(2)	—	$11,828	(3)
Chairman, President and	2004	649,532	—	72,105		500,000	8,710
Chief Executive Officer	2003	536,200	—	23,049		—	12,376

Terry Polistina	2005	$300,396	$—	$11,371	(4)	—	$4,785	(5)
Senior Vice President and	2004	275,002	—	10,800		100,000	2,674
Chief Financial Officer	2003	265,005	250,000	10,800		—	6,646

Brian Guptill	2005	$251,360	$—	$184,019	(6)	—	$5,654	(7)
Senior Vice President -	2004	245,024	—	82,808		25,000	2,590
Engineering of Applica	2003	235,014	40,000	80,078		2,000	6,590
Consumer Products, Inc.

Michael J. Michienzi (8)	2005	$354,664	$—	$21,196	(9)	—	$6,592	(10)
	2004	345,358	—	20,574		75,000	8,642
	2003	339,312	290,000	18,435		—	12,617

(1)	See “Aggregated Option/SAR Exercises and Year-End Option/SAR Value Table” below for additional information about these options. Applica has not granted any SARs.

(2)	This amount includes a car allowance of $24,341; legal fees of $1,400; golf club membership dues of $9,091; and tax preparation expenses of $3,099.

(3)	This amount represents life insurance premiums paid by Applica and matching contributions made by Applica of $4,000 to its 401(k) Profit Sharing Plan.

(4)	This amount represents a car allowance.

(5)	This amount represents life insurance premiums paid by Applica and matching contributions made by Applica of $4,000 to its 401(k) Profit Sharing Plan.

(6)	This amount includes a car allowance of $10,800 and ex patriot benefits of $173,219 in connection with Mr. Guptill’s assignment in Hong Kong.

(7)	This amount includes life insurance premiums paid by Applica and matching contributions made by Applica of $4,000 to its 401(k) Profit Sharing Plan.

(8)	Mr. Michienzi served as the President — Household Products Division of Applica Consumer Products, Inc. until his resignation in December 2005.

(9)	This amount includes a car allowance of $11,700; golf club membership dues and expenses of $8,616; and accounting expenses of $880.

(10)	This amount represents life insurance and long term disability premiums paid by Applica and matching contributions made by Applica of $4,000 to its 401(k) Profit Sharing Plan.

(e)(1)-5

     Option/SAR Grants Table. There were no grants of stock options made during 2005 to any of the Named Executive Officers. Applica does not grant any stock appreciation rights.
     Aggregated Option/SAR Exercises and Year-End Option/SAR Value Table. The following table sets forth certain information concerning stock options exercised during 2005 and unexercised stock options held by the Named Executive Officers as of the end of 2005.
     Aggregated Option/SAR Exercises in Fiscal Year 2005 and Fiscal Year-End
Option/SAR Values

			Number of
			Securities		Value of
			Underlying		Unexercised
			Unexercised		In-the-Money
			Options/SARs at		Options/SARs at
			2005 Fiscal		2005 Fiscal
			Year-End (#)		Year-End ($)(1)
	Shares Acquired	Value	Exercisable (E)		Exercisable (E)
Name	on Exercise (#)	Realized ($)	Unexercisable (U)		Unexercisable (U)
Harry D. Schulman	—	—	219,667	(E)	$0	(E)
			333,333	(U)	$0	(U)

Terry Polistina	—	—	83,334	(E)	$0	(E)
			66,666	(U)	$0	(U)

Brian Guptill	—	—	31,334	(E)	$0	(E)
			18,166	(U)	$0	(U)

Michael J. Michienzi	—	—	95,000	(E)	$0	(E)
			0	(U)	$0	(U)

(1)	Based on the closing price of Applica’s common stock on December 30, 2005, which was $1.58.

(2)	“Value Realized” is the difference between the exercise price and the market price on the exercise date multiplied by the number of options exercised. “Value Realized” numbers do not necessarily reflect what the executive might receive if he sells the shares acquired by the option exercise, because the market price of the shares at the time of sale may be higher or lower than the price on the exercise date of the option.

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REPORT OF THE COMPENSATION COMMITTEE ON
EXECUTIVE COMPENSATION
     The following Report of the Compensation Committee and the performance graph which follows do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing of Applica under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Applica specifically incorporates this Report or the performance graph by reference therein.
     Role and Composition of the Compensation Committee. The Compensation Committee (a) approves Applica’s overall compensation philosophy, (b) administers Applica’s short-term and long-term incentive plans and other stock or stock-based plans, and (c) reviews and approves general employee pension benefit plans and other benefit plans. In connection with its review of executive compensation, the Committee:
•	Periodically reviews Applica’s philosophy regarding executive compensation and counsels with the President and Chief Executive Officer relative to different compensation approaches;

•	Reviews market data to assess Applica’s competitive position for the three components of executive compensation (base salary, annual incentives, and long-term incentives) by reviewing executive compensation surveys, compiled by third-party consultants, of companies in the small household appliance industry and reviews supplemental general industry compensation information; and

•	Adopts or amends incentive compensation plans and stock-related plans in which the President and Chief Executive Officer and other senior executives may be participants.

(e)(1)-7

     A more complete description of the Committee’s functions is set forth in the Committee’s written charter, which can be accessed through Applica’s website at www.applicainc.com.
     Each member of the Compensation Committee is an independent director as determined by the Board of Directors, based on the New York Stock Exchange listing rules.
     The Committee makes use of Applica resources and has retained independent legal counsel and an independent compensation consultant to assist it in fulfilling certain of its duties.
     Philosophy. The Committee’s executive compensation philosophy is to attract, motivate and retain high quality executives necessary to enable Applica to achieve its business goals and derive profitable growth and superior long-term shareholder value. To accomplish this goal, Applica strives to provide competitive levels of total target compensation. The Committee’s policy is that a significant portion of the executive’s total target compensation should be tied both to achievement of Applica’s annual and long-term performance goals, and achievement of identified personal goals.
     The Committee believes that Applica’s compensation philosophy should be measured over a sufficiently long period to enable it to determine whether its compensation programs are in line with, and responsive to, shareholder expectations. The Compensation Committee does not rely solely on predetermined formulas or a limited set of criteria when it determines appropriate compensation for the President and Chief Executive Officer. It also relies on its judgment.
     Components of Executive Compensation. In order to establish total target compensation levels for Applica executives, the Committee considers total compensation in the competitive market. The total compensation package for Applica executives consists of the three basic components of salary, annual incentive and long-term incentives, as discussed below. Base Salary and target bonus levels are generally set at the market median with differences where warranted. Information about appropriate salary levels has been determined by reviewing executive compensation surveys of companies in the small household appliance industry, public disclosures of other companies in the household appliance and other industries and Applica’s recruiting activities.
     Base Salaries. Base salary is the only fixed portion of an executive’s compensation. Base salaries are determined based upon relative responsibilities and functions, as well as the executive’s experience and skills. Base salaries are reviewed annually and any additional increases are based on competitive practices, as well as the performance of Applica and the executive officer, including the executive’s contribution to the achievement of financial performance and other key goals established for Applica during the year.
     The salaries paid to the Named Executive Officers for the past three years are shown in the table on page 14. Three of the Named Executive Officers are currently parties to employment agreements with Applica.
     Annual Incentive Bonuses. Annual bonus payments to executive officers are generally tied to Applica’s achievement of identified objective goals and the executive’s achievement of

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identified personal performance goals. Bonuses are generally paid in the first quarter of the following year. The personal goals for senior management are evaluated and approved by the Committee each year. Maximum annual performance bonuses range from 50% to 200% of base salary measured as of the end of the preceding year. The percentage is determined by the executive’s position and responsibilities.
     The corporate goals for 2005 were contribution margin of $159.5 million and EBITDA of $51.8 million. Contribution margin is gross profit minus direct expenses and EBITDA is earnings before interest, taxes, depreciation and amortization. Applica did not meet the goals established for 2005; as a result no cash bonuses were paid to executive officers. The bonuses paid to the Named Executive Officers for the past three years are shown in the table on page 14.
     Long-Term Incentive Compensation. The Committee supports awards of equity based compensation in order to align the interests of Applica executives with Applica shareholders. At the current time, the Committee is authorized to grant stock options to Applica’s executive officers pursuant to the 1996 Stock Option Plan, the 1998 Stock Option Plan and the 2000 Stock Option Plan. The Compensation Committee has the authority to determine the individuals to whom stock options are awarded, the terms upon which option grants are made, the duration of the options and the number of shares subject to each option. Historically, it was the Compensation Committee’s intention that, over time, compensation opportunities from option grants would constitute a significant portion of each executive officer’s total compensation. However, the Committee is re-evaluating the role of stock options as a component of long-term compensation. The Compensation Committee is also in the process of reviewing other alternative forms of long-term compensation that will motivate Applica’s executives and align their interests with those of the shareholders.
     The size of the stock option grant is generally based on the position of the recipient. The Compensation Committee reviews the overall performance of Applica and of each individual executive officer, as well as past option grants to each executive officer, and makes decisions about recipients and grant sizes for the year. Stock options are granted at the market price of Applica’s stock on the grant date, generally vest over a period of two to five years and expire after five, six or ten years. Stock options will only have value if the stock appreciates after the options are granted. No stock options were granted to the Named Executive Officers in 2005.
     Compensation of President and Chief Executive Officer. In 2004, Applica entered into an employment agreement with Harry D. Schulman, Applica’s President and Chief Executive Officer. The employment agreement sets the current terms and conditions of Mr. Schulman’s employment and is described on page 19. Mr. Schulman did not receive an increase in his base salary in 2005.
     Mr. Schulman is eligible to receive an annual performance bonus based upon the achievement by Applica of certain objective earnings goals and the completion of personal performance goals set by the Compensation Committee each year. The performance bonus can range from 100% to 200% of his base salary, depending on his performance and the performance of Applica. Mr. Schulman did not receive an annual performance bonus in 2005 because the corporate and individual performance goals established for 2005 were not met. In addition, Mr. Schulman was not granted any stock options in 2005.

(e)(1)-9

     This report on executive compensation for 2005 is provided by the undersigned, who constitute the members of the Compensation Committee:
The Compensation Committee
Jerald I. Rosen (Chairman)
Leonard Glazer
J. Maurice Hopkins
Compensation Committee Interlocks and Insider Participation
     The Compensation Committee of the Board of Directors consists of Jerald I. Rosen, Leonard Glazer and J. Maurice Hopkins. Messrs. Rosen, Glazer and Hopkins are independent directors of Applica and are not affiliated with any principal shareholder of Applica.
EMPLOYMENT AGREEMENTS
     Harry D. Schulman. Applica Incorporated and its wholly owned subsidiary, Applica Consumer Products, Inc., entered into an employment agreement with Harry D. Schulman effective May 1, 2004 that provides for his employment as President and Chief Executive Officer of these companies through May 1, 2007. The term of this agreement will be automatically extended each year for an additional one-year period unless prior written notice of an intention not to extend is given by either party at least 180 days prior to the applicable termination date. The agreement provides that Mr. Schulman will receive an annual base salary of at least $700,000 and is eligible to receive an annual incentive performance-based bonus to be determined based upon minimum, target and maximum performance goals set by the Compensation Committee on or before March 31st of each year. The target amount of the incentive bonus is equal to 100% of Mr. Schulman’s annual base salary and the maximum amount of the incentive bonus is equal to 200%. Mr. Schulman is also eligible to participate in executive benefit plans (including stock based plans) and welfare benefit plans sponsored by Applica. Additionally, Applica provides Mr. Schulman with life insurance up to a maximum amount of five times his annual base salary and pays for (1) an automobile, (2) annual dues in a country club and (3) tax preparation and financial planning on an annual basis up to a maximum of $5,000. Mr. Schulman’s employment agreement also contains certain non-competition, non-disclosure and non-solicitation covenants.
     Under the terms of the agreement, if Mr. Schulman’s employment is terminated by reason of (1) death or disability, (2) by Applica other than in connection with a change of control or for cause (as defined in the agreement), or (3) by Mr. Schulman for good reason (as defined in the agreement), he will be entitled to receive an amount equal to the higher of:
•	1.5 times his severance base (as defined below); or

•	the sum of (A) his annual base salary for the period remaining in the term of the agreement and (B) his target level incentive bonus for the fiscal year during which the termination occurs multiplied by the number of years remaining in the term of the agreement.

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     If there is a change of control during the term and Mr. Schulman’s employment is terminated by Applica prior to the earlier of the expiration of the term and 18 months of the date of the change of control other than for cause, death, disability or good reason, then Mr. Schulman will be entitled to receive an amount equal to the 2.5 times the severance base. In the event that Mr. Schulman is terminated by Applica for cause (as defined in the agreement) or Mr. Schulman terminates his employment without good reason, he will be entitled only to receive (a) any base salary and incentive bonus which has been accrued but not yet paid as of the effective date of termination and (b) reimbursement for all business expenses incurred prior to the termination date which have not yet been reimbursed.
     The term “severance base” is defined in the agreement as the sum of (1) Mr. Schulman’s base salary, plus (2) the higher of (a) the target-level incentive bonus for the year during which the termination occurs and (b) the average of the incentive bonuses paid to Mr. Schulman for the three years immediately preceding the year in which the termination occurs. Pursuant to his employment agreement, subject to certain limitations, if any portion of the change-in-control payment made to Mr. Schulman is subject to an excise tax pursuant to Section 4999 of the Internal Revenue Code, Applica must also make a payment to him on an after tax basis in an amount equal to the excise tax imposed.
     Terry Polistina. Applica Consumer Products, Inc. entered into an employment agreement with Terry Polistina effective May 1, 2005 that provides for his employment as Senior Vice President and Chief Financial Officer through May 1, 2007. The term of this agreement will be automatically extended each year for an additional one-year period unless prior written notice of an intention not to extend is given by either party at least 30 days prior to the applicable termination date. The agreement provides for minimum annual base salary in addition to other benefits and annual stock option grants at the discretion of the Compensation Committee. Mr. Polistina’s current annual base salary is $315,000. The agreement also provides for an automobile allowance of $975 per month. Under the agreement, Mr. Polistina is entitled to an annual performance bonus based upon Applica’s achievement of certain objective earnings goals and his completion of personal performance goals set by the Compensation Committee each year. The target amount of the performance bonus is 50% of base salary.
     Mr. Polistina’s agreement contains certain non-competition, non-disclosure and non-solicitation covenants. Mr. Polistina can be terminated for cause, in which case all obligations of the company under the agreement immediately terminate, or without cause, in which case he is entitled to a lump sum payment equal to the one and one-half times his severance base. If, at any time during the term of the agreement, there is a change in control of Applica and within one year after such change in control (1) Mr. Polistina is terminated without cause or (2) if he terminates his employment under specific circumstances, the company must pay Mr. Polistina a lump sum equal to one and one-half times his severance base.

(e)(1)-11

     Brian S. Guptill. Applica Consumer Products, Inc. entered into an employment agreement with Brian Guptill effective May 1, 2005 that provides for his employment as Senior Vice President-Engineering through May 1, 2007. The term of this agreement will be automatically extended each year for an additional one-year period unless prior written notice of an intention not to extend is given by either party at least 30 days prior to the applicable termination date. The agreement provides for minimum annual base salary in addition to other benefits and annual stock option grants at the discretion of the Compensation Committee. Mr. Guptill’s current annual base salary is $255,000. The agreement also provides for an automobile allowance of $900 per month. Under the agreement, Mr. Guptill is entitled to an annual performance bonus based upon Applica’s achievement of certain objective earnings goals and his completion of personal performance goals set by the Compensation Committee each year. The target amount of the performance bonus is 50% of base salary.
     Mr. Guptill’s agreement contains certain non-competition, non-disclosure and non-solicitation covenants. Mr. Guptill can be terminated for cause, in which case all obligations of the company under the agreement immediately terminate, or without cause, in which case he is entitled to a lump sum payment equal to the one and one-half times his severance base. If, at any time during the term of the agreement, there is a change in control of Applica and within one year after such change in control (1) Mr. Guptill is terminated without cause or (2) if he terminates his employment under specific circumstances, the company must pay Mr. Guptill a lump sum equal to one and one-half times his severance base.
     Mr. Guptill is currently on assignment for Applica in Hong Kong. In connection with this assignment, Applica is providing Mr. Guptill with standard ex patriot differentials, including cost of living differentials, host housing expenses, tax equalization, transportation allowance, furniture allowance and relocation costs. Additionally, Applica has agreed to pay Mr. Guptill a bonus of $100,000 upon the successful completion of the assignment.
     Michael J. Michienzi. Applica Consumer Products, Inc. entered into an employment agreement with Michael J. Michienzi effective May 1, 2005 that provided for his employment as President — Household Products Division of Applica Consumer Products, Inc. Mr. Michienzi resigned in December 2005 and his employment agreement was terminated at that time.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     Matters Relating to Ourimbah Investment Limited. Ourimbah Investment Limited, a Hong Kong company, owns approximately 7.2% of the outstanding common stock of Applica. Mr. Lai Kin, who is the majority owner of Ourimbah, served as a member of the Board of Directors of Applica until October 2004. In April 1994, in connection with an acquisition by Applica from Ourimbah, Applica agreed, upon a change of control of Applica prior to July 2009 (as defined in the acquisition agreement), to make an additional payment to Ourimbah in respect of the acquisition. The payment is equal to the greater of (i) the same multiple of earnings per share paid for the shares of common stock of Applica received in connection with such change of control or (ii) the same multiple of net asset value per share paid for the shares of common stock of Applica received in connection with such change of control. A change of control of Applica will not be deemed to have occurred, and no additional payment will be required, if the applicable transaction or series of transactions is approved by at least 80% of the members of the Board of Directors of Applica.

(e)(1)-12

     Sales Representative Relationship. Applica Consumer Products, Inc. uses the services of TJK Sales, Inc. (“TJK”), an independent sales representative. Thomas J. Kane, a member of Applica’s Board of Directors, is the sole shareholder and Chief Executive Officer of TJK. Applica Consumer Products, Inc. entered into an agreement with TJK, pursuant to which Applica agreed to pay $3,000 per month plus certain expenses in return for TJK’s services as a sales representative to J.C. Penney. The agreement may be terminated by either party on 30 days’ notice. Payments to TJK totaled approximately $47,000 in 2005. Applica also reimburses TJK for related out-of-pocket expenses.
     Mast Capital Management. Christopher B. Madison, a member of Applica’s Board of Directors, is a principal of Mast Capital Management, LLC, a Boston-based investment management company focused on high yield and special situation credit investing. A fund managed by Mast currently holds 2,328,200 shares of Applica common stock (approximately 9.6% of the outstanding shares) and made a $20 million secured term loan to Applica in October 2005. Both transactions were completed prior to Mr. Madison becoming a member of Applica’s Board. The term loan is secured by a lien on Applica’s assets, which is subordinate to Applica’s senior revolving credit facility. The term loan bears interest at the three-month LIBOR rate plus 625 basis points, which was 10.9% at December 31, 2005. The term loan matures in November 2009 and requires no principal payments until such time. In connection with the repayment of the term loan, after June 30, 2006 Applica is required to pay an exit fee that increases on a periodic basis from 1% to 4% of the principal amount of the loan.

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